UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                  ASTRALIS LTD.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     046352
-----------------------------------------------------------------------------
                                 (CUSIP Number)

-----------------------------------------------------------------------------

       DONALD NICHOLSON                             KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                               SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                   1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                           LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8950
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 2004
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     SkyePharma PLC/330387911
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)  [   ]
     (See Instructions)                                        (b)  [ X ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     England and Wales
-----------------------------------------------------------------------------
                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   12,720,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                12,720,000
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
-----------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         12,720,000
-----------------------------------------------------------------------------
12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ X ]
-----------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 25.4%
-----------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
-----------------------------------------------------------------------------

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.


Item 2. Identity and Background.
        ---------------------------

         Annex A as previously filed by SkyePharma is hereby replaced by Annex A hereto.


Item 4. Purpose of the Transaction.
        ---------------------------

         Item 4 is hereby amended to read as follows:

         The purpose of the transaction was an investment by SkyePharma in Astralis. SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to purchase any additional shares or to dispose of any or all of the shares of Common Stock, Convertible Preferred Stock or warrants currently owned by it.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is hereby amended to read as follows:

         SkyePharma beneficially owns 2,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Convertible Preferred Stock"), of the Issuer, 200,000 shares of Common Stock and Warrants expiring November 13, 2006 to purchase 20,000 shares of Common Stock at $4.00 per share. At the current conversion price of $1.60 per share (6.25 for 1), the 2,000,000 shares of Convertible Preferred Stock are convertible into 12,500,000 shares of Common Stock. Based upon 37,538,189 shares of Common Stock as reported by the Issuer in its Form 10-QSB for the quarter ended September 30, 2003 to be outstanding at November 14, 2003, SkyePharma beneficially owns 12,720,000 shares of Common Stock, or 25.4% of the 50,058,189 shares that would be outstanding if SkyePharma converted its Convertible Preferred Stock and exercised its Warrants. If the conversion price of the Convertible Preferred Stock were reduced to $0.80 per share (12.5 for 1) as described in Item 6 below, SkyePharma would beneficially own 25,220,000 shares of Common Stock, or 35.7% of the 70,558,189 shares that would be outstanding if SkyePharma converted its Convertible Preferred Stock and exercised its Warrants and the Issuer issued additional shares of Common Stock in a fund raising as described in Item 6.

         Pursuant to the Stockholders Agreement, dated as of December 10, 2001, among SkyePharma, the Issuer and the other stockholders listed therein, each stockholder agreed to vote its Common Stock and take other action necessary to elect directors as provided therein. The other stockholders include Jose Antonio O'Daly ("Mr. O'Daly"), beneficial owner of 13,640,000 shares of Common Stock representing approximately 36.3% of the outstanding Common Stock, Mike Ajnsztajn ("Mr. Ajnsztajn"), beneficial owner of 8,680,000 shares of Common Stock representing approximately 23.1% of the outstanding Common Stock, and Gaston Liebhaber ("Mr. Liebhaber"), the beneficial owner of 2,480,000 shares of Common

Stock representing approximately 6.6% of the outstanding Common Stock. SkyePharma has sole power to dispose of the Common Stock owned by it and, by virtue of the Stockholders Agreement, may be deemed to have shared power to vote the Common Stock owned by it. SkyePharma disclaims beneficial ownership of the 24,800,000 shares of Common Stock owned by Mr. O'Daly, Mr. Ajnsztajn and Mr. Liebhaber, each of whom has shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock beneficially owned by him.

          Mr. O'Daly, a citizen of Venezuela, is the Chairman of the Board and the President of Research and Development of Astralis. Mr. Ajnsztajn, a citizen of Brazil and the United States of America, is the President and a Director of Astralis. Mr. Liebhaber, a citizen of Brazil, is the Senior Vice-President and a Director of Astralis. The business address for Messrs. O'Daly, Ajnsztajn and Liebhaber is c/o Astralis Ltd., 75 Passaic Avenue, Fairfield, NJ 07004, U.S.A.

         To the knowledge of SkyePharma, none of Mr. O'Daly, Mr. Ajnsztajn or Mr. Liebhaber during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock, Convertible Preferred Stock or Warrants.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 is supplemented to include the following:

         As contemplated by the non-binding letter of intent entered into by SkyePharma and the Issuer on November 13, 2003, as described in Amendment No. 7 to SkyePharma's Statement on Schedule 13D filed with the Commission on November 14, 2003, SkyePharma has entered into an Omnibus Conversion Agreement with the Issuer, dated as of January 12, 2004 (the "Conversion Agreement"), pursuant to which SkyePharma agreed to convert its 2,000,000 shares of Convertible Preferred Stock into Common Stock if the Issuer closes a qualifying fund raising resulting in gross proceeds for the Issuer of not less than $4,000,000 prior to January 31, 2004, and the Issuer agreed to adjust the conversion price of the shares of Convertible Preferred Stock upon the closing of the fund raising to a price of $0.80 per share, adjustable depending on the terms of the fund raising. The present conversion price of the Convertible Preferred Stock of $1.60 per share is subject to adjustment on December 10, 2004, if a specified patent or notice of allowance has not been issued before that date and other conditions have not been satisfied, to a price based on the then current market price of a share of Common Stock, subject to a minimum conversion price of $0.20 per share.

         Subject to the terms and conditions of the Conversion Agreement, SkyePharma has agreed to enter into a Call Option Agreement with the Issuer pursuant to which the Issuer would obtain the right to repurchase some or all of 12,500,000 shares of Common Stock from SkyePharma at a price based on the conversion price. The call option would be exercisable beginning when the Issuer attains a "milestone event" (defined as completion of certain clinical trials relating to Psoraxine formula for the treatment of psoriasis) and ending on the third anniversary of the Call Option Agreement.

         Subject to the terms and conditions of the Conversion Agreement, SkyePharma, the Issuer and other stockholders who are parties to the Stockholders Agreement, dated December 10, 2001, would enter into an amendment thereto that would amend the Stockholders Agreement to expire on the later of
(i) three years after the date of such transaction or (ii) the date on which SkyePharma no longer beneficially owns 20% of the outstanding Common Stock. The amended Stockholders Agreement would require the parties to it to agree to vote all shares held by such parties for one director designated by Mr. O'Daly, one director designated by Mr. Ajnsztajn, one director designated by Mr. Liebhaber, one director designated by Gina Tedesco, one director designated by SkyePharma and two independent directors. In addition, additional parties may be added to the Stockholders Agreement. Further, SkyePharma would be required to vote its shares of Common Stock in favor of certain enumerated transactions, where those transactions have been approved by the Board and all of the independent directors.

Item 7.   Material to be filed as Exhibits.
          ---------------------------------

Exhibit 1 Omnibus Conversion Agreement, between Astralis Ltd. and SkyePharma PLC, dated as of January 12, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004

                                      SKYEPHARMA PLC


                                      By: /s/ DONALD NICHOLSON
                                          -----------------------------
                                          Donald Nicholson
                                          Chief Financial Officer

                                     ANNEX A

         The name, position, present principal occupation and address thereof and citizenship of each director and executive officer of SkyePharma is set forth below.

         The business address for SkyePharma and each of the executive officers and directors listed below is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.

NAME                 POSITION                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS1    CITIZENSHIP

Ian Gowrie-Smith     Executive Chairman                                                                 Australian

Michael Ashton       Chief Executive                                                                    Australian
                     Officer

Donald Nicholson     Finance Director                                                                   British
                     and Executive
                     Director

Air Chief Marshal    Senior Independent      Retired                                                    British
Sir Michael          Non-executive
Beavis               Director

Dr. David Ebsworth   Non-executive           Non-executive Director of Clal Biotechnology               British
                     Director                Industries and CuraGen Corporation

R. Stephen Harris    Non-executive           Non-executive Chairman of Proteome Sciences plc            British
                     Director                and Non-executive Director of Advanced
                                             Medical Solutions Group plc, Microscience
                                             Ltd, Prophilian plc, Sinclair Pharma Limited
                                             and GeneMedix plc

Dr.Keith Mansford    Non-executive           External Director of Sepracor Inc., Chairman               British
                     Director                of Mansford Associates, Non-executive
                                             Chairman of Conve Limited and Professor of
                                             Biochemistry at the University of Buckingham.

Dr. Argeris          Non-executive           Partner at Care Capital LLC, External Director of          American
(Jerry) Karabelas    Director                Human Genome Sciences, Fox Chase Cancer
                                             Center, The University of the Sciences in
                                             Philadephia, Member of the Scientific Advisory
                                             Committee of the Massachusetts General Hospital,
                                             Boston, Director of NitroMed Inc., Halsey
                                             Pharmaceuticals, Anadys, Renolvo and a Member of the
                                             Scientific Advisory Board of Epigenesis.

Torao Yamamoto       Non-executive           Senior Managing Director of the Pharmaceutical Division    Japanese
                     Director                of Kowa Company Limited in Japan, Member of the Board
                                             of Directors of Kowa Company Limited, Kowa Pharmaceutical
                                             Europe, Ltd., and Kowa Research Europe, Ltd.

-------------
1 If Principal Employment is not with SkyePharma.
